

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Leah Wald
Chief Executive Officer
Valkyrie Bitcoin Fund
c/o Valkyrie Digital Assets LLC
320 Seven Springs Way, Suite 250
Brentwood, TN 37027

> **Re: Valkyrie Bitcoin Fund**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 29, 2023**
> **File No. 333-252344**

Dear Leah Wald:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We refer you to your response to comment 2 of our letter dated September 29, 2023 and note your disclosure on page 97 that you intend to use a fact sheet. To the extent you intend to use a fact sheet, please provide us a copy for our review.

Cover Page

2. Please revise the cover page to disclose the price per Share of the initial Basket, and disclose the aggregate price of the initial Basket.

<u>Prospectus Summary</u>
<u>Trust Overview, page 1</u>

3.   We note your revised disclosure in response to comment 5 that shareholders will have no voting rights under the Trust Agreement, except in limited circumstances. Please revise to explain what you mean by "limited circumstances."

<u>The CME CF Bitcoin Reference Rate - New York Variant, page 1</u>

4.   Refer to your revised disclosure on page 1. Please revise your disclosure regarding the "Administrator's BRR" to clarify that you are referring to the Benchmark Administrator or advise.

<u>Purchases and Sales of Bitcoin, page 2</u>

5.   We note your disclosure on page 3 that "[t]he Sponsor, on behalf of the Trust, may engage additional Bitcoin Trading Counterparties at any time and without notice to shareholders." Please revise to disclose how the Sponsor will inform Shareholders that it has engaged additional Bitcoin Trading Counterparties. In addition, we note your revised disclosure on page 7 that [i]n the Sponsor's sole discretion, all or any portion of a Sponsor-paid Expense may be re-designated as an Additional Trust Expense." Please revise to disclose how Shareholders will be notified that a Sponsor-paid Expense has been re-designated as an Additional Trust Expense.

<u>Calculation of NAV, page 64</u>

6.   Refer to your responses to comment 8 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

7.   Refer to your response to comment 14. Please revise to disclose how the Lukka Prime Reference Rate is calculated. In addition, please include the license agreement as an exhibit to your registration statement.

<u>Custody of the Trust's Bitcoin, page 78</u>

8.   Refer to your response to comment 20. Please revise to disclose here the policy amount of Coinbase Global's insurance policy, and please disclose here whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks.

Description of Creation and Redemption of Shares
Creation Procedures, page 81

9.   Refer to your response to comment 21. Your revised disclosure on page 81 that "[b]y placing a purchase order, an Authorized Participant agrees to facilitate the deposit of bitcoin with the Coinbase Prime Broker or cash with the Cash Custodian" is inconsistent with your disclosure on page 59 that the third party to deliver the bitcoin will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. Please revise for consistency and clarity. In addition, please revise to disclose here, if true, that the Authorized Participant is responsible for all expenses related to the acquisition of bitcoin in connection with a creation order and that the Authorized Participant is responsible for all expenses related to the sale of bitcoin in connection with a redemption order. If there are expenses related to creation and redemption orders that are not paid by the Authorized Participant, please disclose. For example, we note your disclosure on page 84 that "[a]ny costs related to transactions and transfers from the Trust's Trading Account to the Trust's Vault Account are borne by the Coinbase Prime Broker (and not the Trust or its Shareholders)."

Governing Law; Consent to Delaware Jurisdiction, page 87

10.   Please revise your governing document to state clearly how the exclusive forum provision applies to actions arising under the Securities Act and Exchange Act.

Experts, page 96

11.   You disclose the financial statements will be included in reliance on the report of Cohen & Company, Ltd. As we note that you have included financial statements, please revise.

Plan of Distribution
Selling Shareholders, page 96

12.   We note your addition of this Selling Shareholders disclosure. We also note your cover page disclosure that the initial Authorized Participant is Cantor Fitzgerald & Co. and that StoneX Financial Inc. will serve as the lead market maker. Please revise to clarify whether there are any Selling Shareholders in this offering and provide additional information about the Selling Shareholders, including but not limited to, their identities, the amount of Shares that they hold and will sell, the consideration paid, their relationship to the Sponsor, and their status as an underwriter. In addition, please disclose the material terms of the agreement with StoneX Financial Inc.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Morrison C. Warren